RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

March 9, 2004   Trading Symbol: TSX: RNG
                                                                                                    Amex: RNO

RIO NARCEA ACQUIRES THE RIGHT TO DEVELOP THE SALAVE GOLD DEPOSIT

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to announce that its subsidiary, Exploraciones Mineras Del Cantabrico S.L. ("EMC") and J. Patrick Sheridan ("Sheridan") have agreed to terminate the lease that they entered into on November 15, 1992 (the "Lease") with respect to EMC's Salave gold property located in Asturias, Spain (the "Property").

As consideration for the Lease termination, EMC has agreed to pay to Sheridan US$5 million and has agreed to deliver to Sheridan warrants to purchase 2.0 million common shares of Rio Narcea, at an exercise price of CDN$5.00 per share, expiring on September 11, 2008.

As additional consideration for the Lease termination, EMC has agreed to pay to Sheridan up to a further US$25 million based upon the attainment of certain milestones: US$5 million after receiving the construction permit, US$5 million after commencement of commercial production, US$5 million after production of 200,000 ounces of gold from the Property, US$5 million after production of a cumulative 400,000 ounces of gold from the Property and US$5 million after production of a cumulative 800,000 ounces of gold from the Property. At the option of EMC, and subject to the receipt by Rio Narcea of requisite regulatory approval, including without limitation, the approval of the TSX, any of the additional payments may be satisfied, via the issuance to Sheridan of common shares in the capital of Rio Narcea, based on an issue price equal to the average trading price of the common shares of Rio Narcea (on the exchange on which such shares are listed with the largest volume of trading) over a period of 30 trading days immediately preceding such payment.

As well, at such time as EMC shall have produced 800,000 ounces of gold from the Property (the "Gold Royalty Payment Commencement Date"), EMC shall be obliged to pay a royalty to Sheridan calculated at 5% of the number of ounces of gold produced and paid for multiplied by the average gold price received minus US$200 per ounce. In addition, Sheridan is entitled to receive a 5% royalty on the value of other minerals produced and sold. There are certain provisions in the agreement that allow for the royalty to be suspended with respect to the production of gold, when the gold price is lower than €330 per ounce. These amounts may be recovered when the gold price is higher than €500 per ounce. For a period of 90 days after the Gold Royalty Payment Commencement Date, EMC shall have the right to purchase one-half of the royalty for US$5 million.

The Salave gold deposit is located near the northern coast of Spain, approximately 60 km northwest of the El Valle gold operation in the province of Asturias. The deposit in an intrusive-related, disseminated deposit hosted in a granodiorite below a shallow dipping, altered but unmineralized roof pendant of quartzites and siltstones. The mineralization is refractory with the sulfide component consisting of mainly pyrite, arsenopyrite and minor molybdenite.

Between 1970 and 1997, approximately 35,000 meters have been drilled in 176 holes on the property by Charter Consolidated Plt ("Charter"), Anglo American Corporation of South Africa Ltd. ("Anglo"), Newmont Mining Corporation ("Newmont") and Lyndex Explorations Limited ("Lyndex"). Lyndex was the last company to conduct additional drilling on the Property with positive results. In-house scoping studies were carried out by all these companies except for Charter. Lyndex has publicly reported mineral resource estimates, including those made by Anglo and Newmont, which range from 10 to 20 million tonnes grading between 3 to 5 grams per tonne gold. The historical resource reports that are available from these companies were reviewed by Rio Narcea and do not conform to National Instrument 43-101 standards.

Rio Narcea has compiled all the historical work conducted on the Property, including most of the drill hole data, and believes it to be reliable. However, this data has yet to be verified in detail and there is no certainty that any economic mineral resources will exist on the Property. Rio Narcea intends to complete a technical report compliant with NI-43-101 standards and initiate an infill drilling program to complete a feasibility study.

Alberto Lavandeira, Rio Narcea's President and CEO commented, "This transaction will consolidate our position as a long-term gold producer in northern Spain. With our established, proven ability to permit and fast-track mine development, the Company will proceed immediately with a feasibility study and initiate the permitting process.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, and is rapidly advancing the development and construction of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira	Laurie Gaborit
President and CEO	Manager, Investor Relations
Tel: (34) 98 583 1500	Tel: (416) 686 0386
Fax: (34) 98 583 2159	Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements
Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.